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                             October 17, 2022

       Orestes Fintiklis
       Vice-Chairman
       Mondee Holdings, Inc.
       10800 Pecan Park Blvd.
       Suite 315
       Austin, Texas 78750

                                                        Re: Mondee Holdings,
Inc.
                                                            Schedule TO-I filed
September 16, 2022, as amended on October 7, 2022
                                                            File No. 005-92154

       Dear Orestes Fintiklis:

              We have reviewed your October 17, 2022 response to our comment letter and have the following comment:

       Schedule TO filed September 16, 2022, as amended on October 7, 2022

       General

   1. We have reviewed your response to prior comment 2, and we are unable to agree with the
                                                        Company   s conclusion
that the Consent Solicitation does not constitute a    solicitation    as
                                                        that term is defined in
Exchange Act Rule 14a-1(l).
                                                        Please direct any
questions to Perry Hindin at 202-551-3444.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Mergers & Acquisitions
       cc:                                              Michael Lee